

March 20, 2018

Mail Stop 4561

Robert Mee
Chief Executive Officer
Pivotal Software, Inc.
875 Howard Street, Fifth Floor
San Francisco, CA 94103

  Re: Pivotal Software, Inc.
    Amendment No. 2 Confidential Draft Registration Statement on
    Form S-1
    Submitted March 9, 2018
    CIK No. 0001574135

Dear Mr. Mee:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior comments refer to our letter dated February 21, 2018.

Prospectus Summary

The Offering, page 10

1. Please highlight in the voting rights section that the Class B stockholders have the right to vote, as a separate class, for 80% of the directors, and both Class A and B stockholders will vote together as a single class for the remaining directors.

Risk Factors

Risks Related to Our Business and Industry

"Our growth is largely dependent on PCF . . .", page 17

2.   We note your response to prior comment 1. Please revise to clarify that all of your LAB services and the majority of your implementation services are PCF related services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting our Performance

Labs Synergy, page 65

3.   Your revised disclosure in response to our January 11, 2018 comment 10 indicates that the differential in expansion rates, or Labs synergy, was greater than 1.5x at the end of fiscal 2018. Please revise to provide comparative prior period quantification to provide further context to this disclosure.

Results of Operations

Comparison of Fiscal 2016, Fiscal 2017 and Fiscal 2018

Revenue, page 69

4.   You disclose that the decrease in services revenue primarily reflects the non-renewal of maintenance and support contracts associated with certain historical software products. Please tell us the amount of services revenues related to the legacy software products sold on a perpetual basis for each period presented. Also, tell us the approximate amount of contract value for maintenance and support contracts associated with legacy perpetual licenses as of the fiscal year end.

5.   In your response to comment 13 in your January 24, 2018 letter, you indicated that the 43% growth in service revenue was primarily due to the increase in the company's subscription customers, which in turn drove increased demand for strategic services. However, in fiscal 2018 your service revenue decreased 6% despite an increase in your subscription customers. In your current response to prior comment 3 you indicate that your strategy has evolved such that you continue to scale your PCF platform offering by relying on system integrators to deliver both strategic and implementation services. Please explain further what impact, if any, this strategy had on the decrease in service revenue. To the extent that you anticipate future declines in service revenues due to increased reliance on system integrators, please revise to include a discussion of such

potential trend. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

6.   Tell us whether you separately track revenues from Labs and implementation services. If so, please provide us with a breakdown of both of these revenue streams for each period presented and describe any material variances in the gross profit margins for each.

Business

Customer Case Studies, page 100

7.   You indicate that T-Mobile developers have seen a 37% increase in their productivity. Please revise to clarify how you measure developers' productivity and identify the periods being measured.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Sarah Solum, Esq.
        Davis Polk & Wardwell LLP